Exhibit 2

Name of Shareholder	Amount Beneficially Owned Prior to the Transaction	Percent of Class Outstanding Prior to the Transaction	Amount to be Acquired in the Private Placement	Amount Beneficially Owned Following the Private Placement	Percent of Class Outstanding Following the Private Placement

I.B.I (P) Shares	417	0.01%	12,000	12,417	0.25%
Altshuler Shacham Management Trust Funds Ltd.	-	0.00%	5,000	5,000	0.10%
Meitav Gemel Ltd.	1,000	0.02%	19,260	20,260	0.40%
Meitav Mishan Management Provident Funds Ltd.	465	0.01%	1,230	1,695	0.03%
Meitav Pensions Ltd.	-	0.00%	163	163	0.00%
Shalem Shlomo and Rina	22,884	0.57%	5,670	28,554	0.56%
Ramco Gmisha	-	0.00%	2,065	2,065	0.04%
Ramco Shares	-	0.00%	2,581	2,581	0.05%
Ramco Israel	-	0.00%	1,291	1,291	0.03%
Harel Gemel Ltd.	70,955	1.75%	13,990	84,945	1.68%
Harel Investment House Ltd.	-	0.00%	25,414	25,414	0.50%
Golan Barak Investment Management Ltd.	-	0.00%	3,000	3,000	0.06%
Golan Barak Investment Management Ltd.	-	0.00%	1,000	1,000	0.02%
Psagot Ofek Gemel Ltd.	-	0.00%	9,500	9,500	0.19%
Clal Amitim	39,491	0.98%	68,414	107,905	2.13%
Leumi KMP Ltd.	25,469	0.63%	10,000	35,469	0.70%
Etgarim Provident Funds	-	0.00%	653	653	0.01%
Yashir Investment House (Provident Funds) Ltd.	-	0.00%	934	934	0.02%
Negev Central Compensation Funds near Chil Ltd.	-	0.00%	2,300	2,300	0.05%
Kahal Study Fund for employees Ltd.	-	0.00%	24,000	24,000	0.47%
Yelin-Lepidot Management Trust Funds Ltd.	-	0.00%	31,990	31,990	0.64%
Yelin-Lepidot Management Provident Funds Ltd.	83,850	2.07%	53,000	136,850	2.70%
Machug Ltd.	-	0.00%	9,000	9,000	0.18%
Machug Ltd.	-	0.00%	9,000	9,000	0.18%
Analyst General Provident Fund	7,204	0.18%	7,442	14,646	0.29%
Analyst Study Fund	14,817	0.37%	17,860	32,677	0.65%
Analyst Provident Funds Ltd.	26,957	0.67%	20,000	46,957	0.93%
Analyst Compensation	1,462	0.04%	1,767	3,229	0.06%
Dash Management Provident Funds Ltd	-	0.00%	31,007	31,007	0.61%
Tagmulim Provident Funds	-	0.00%	15,503	15,503	0.31%
Total:		100%			100%